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Fueled opens community investment round to friends and family

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Sean Larkin

Hello there!

It's possibly been a little while. I could blame Covid. I could point to my move to Denver. With solo parenting and goats and recreating my life and career, things have been...*busy*.

I wanted to share with you that I've founded a new company, Fueled. We're a software startup democratizing analytics tools for eCommerce — with the backing of major VC investors, like Tom Preston-Werner, the co-founder of GitHub.

And now we're democratizing angel investing by opening a Community Investment Round on WeFunder.

Between now and July 9th, the round is open exclusively to friends and family. You can learn more about the offer by watching the video below.

If nothing else, there's a cute clip of Ernie in it. So I hope you'll take a look and, maybe, *zero pressure*, consider this opportunity to bet on me and benefit from me and my team's hard work and insight into this technology space.


Fueled Opens Community Investment Round
Get connected.
Surface patterns.
Drive growth.
Fueled is a 1st-Party Data Platform, designed specifically for eCommerce.
Get Started
Unlock the power of 1st-party customer data.
shopify
COMMERCE
Google Analytics
segment
yotpo.
recharge
https://share.descript.com/view/xQQmyuPiwP3

Cheers,
Sean

Sean Larkin
CEO & Founder
Fueled.io | 760.223.0589(c) | Calendar

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
